March 23, 2018

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	McDermott International, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 2, 2018
File No. 333-222662

Dear Ms. Long:

Set forth below are responses from McDermott International, Inc. (“McDermott,” “we,” “our,” or “us”) to the comments of the staff of the United States Securities and Exchange Commission, dated March 19, 2018, concerning Amendment No. 1 to McDermott’s Registration Statement on Form S-4 filed March 2, 2018, referenced above.

For convenience of reference, we are repeating the comment prior to providing our response. Each comment is set forth in bold-face-type. All pages referred to in the responses set forth below refer to the pages of Amendment No. 2 to the Registration Statement on Form S-4 filed concurrently herewith (the “Amendment”).

Registration Statement on Form S-4

The Exchange Offer

The Exchange Offer, page 151

Comment 1

We are continuing to evaluate your response to our prior comment 29 and may have additional follow-up comments at a later date. Notwithstanding your belief that a change in the exchange ratio resulting from the Reverse Stock Split would not constitute a material change under Rules 14d-3(b)(1), 14d-6(c), 14d-4(d)(2)(ii) and 14e-1(b) given the presumed

Pamela A. Long Assistant Director Office of Manufacturing and Construction	March 23, 2018 Page 2

absence of economic impact on the value of the consideration, please reconcile your response with the requirement under Item 4 of Schedule TO and Item 1004(a)(1)(ii) of Regulation M-A that the type and amount of consideration offered to security holders be disclosed.

Response 1

We respectfully submit that the occurrence or non-occurrence of the Reverse Stock Split does not constitute a material change under Rules 14d-3(b)(1), 14d-6(c), 14d-4(d)(2)(ii) and 14e-1(b), because the nominal consideration being offered to CB&I shareholders is fixed at either of two known and previously disclosed amounts, CB&I shareholders will own an equivalent percentage of the combined company in either scenario, and CB&I shareholders will receive notice prior to the expiration of the exchange offer of the final exchange ratio. In addition, we believe that the terms of the current transaction and the disclosures that the parties have committed to make are consistent with previous no-action relief granted by the Staff (in particular, the Lazard letter (Aug. 11, 1995) and subsequent related transactions). There are only two potential exchange ratios: 0.82407 shares of McDermott common stock if the Reverse Stock Split occurs and 2.47221 shares of McDermott Common Stock if the Reverse Stock Split does not occur. We believe that CB&I shareholders will be focused on their potential economic interest in a post-Combination McDermott (which will be the same whether or not the Reverse Stock Split occurs) rather than on the nominal numbers of shares of McDermott Common Stock that they may receive depending on whether that event occurs. Furthermore, the results of the McDermott special meeting (including whether or not the Reverse Stock Split has been approved) will be promptly announced through the issuance of a press release by McDermott, the filing of a current report on Form 8-K by McDermott, and a filing on Schedule TO. These materials will state the results of the Reverse Stock Split proposal and, consequently, disclose the final exchange ratio that will apply and the final number of shares of McDermott common stock being offered in exchange for each CB&I share. The filings disclosing the final exchange ratio will be made no later than prior to the opening of trading on the second trading day prior to the date of expiration of the exchange offer, consistent with the Lazard letter. Finally, consistent with the Lazard letter, the exchange offer materials also include a toll-free number which CB&I shareholders may call in order to receive information regarding the final exchange ratio. In order to enhance the disclosure to CB&I shareholders, we have also added disclosure on page ALT-11 of the Amendment clarifying that McDermott Bidco does not intend to extend the exchange offer for a period of 10 days after the occurrence of the Reverse Stock Split or the determination of the final exchange ratio due to the belief that we do not believe that either event is a material change under Rules 14d-3(b)(1), 14d-6(c), 14d-4(d)(2)(ii) and 14e-1(b).

Pamela A. Long Assistant Director Office of Manufacturing and Construction	March 23, 2018 Page 3

Unaudited Pro Forma Combined Financial Statements, page 166

Note 1 – Business Combination Agreement with Chicago Bridge & Iron Company N.V. (“CB&I), page 169

Comment 2

We note the expanded disclosures you provided in response to comments 33 and 37. Please explain the purpose and resulting accounting consequences of structuring the business combination agreement whereby you first acquire CB&I Technology for a cash payment of $2.65 billion prior to the completion of the Exchange Offer. It appears the subsequent Exchange Offer relates only to the acquisition of the remaining CB&I business. Please explain why we do not note any reference or inclusion of the $2.65 billion purchase price in the consideration presented within Note 3. Please also explain how the $2 billion taxable gain referenced in Note 4(j) is generated and accounted for, and how the CB&I U.S. deferred tax assets are reflected in the pro forma presentations.

Response 2

In response to the Staff’s comment, we have revised the disclosure in Note 1, Note 3 and Note 4(j) to the Unaudited Pro Forma Combined Financial Statements in the Registration Statement. Please see pages 168, 169, 170, 171, 174 and 175 of the Amendment.

Note 3 – Preliminary Purchase Price Allocation, page 170

Comment 3

Please expand your discussion of potential changes that may be included in the final allocation to address the asset or liability that you may recognize for the fair value of CB&I’s in-process revenue contracts. Please also address this comment for your disclosures in Note 4(e).

Response 3

In response to the Staff’s comment, we have revised the disclosure in Note 3 and Note 4(e) to the Unaudited Pro Forma Combined Financial Statements in the Registration Statement. Please see pages 170, 171, 172 and 173 of the Amendment.

Comment 4

As previously requested in comment 35 in our letter dated February 21, 2018, please expand your disclosures to discuss the treatment of CB&I’s equity awards for the business combination, including the accounting implications. Please refer to your disclosures beginning on page 132 regarding the treatment of equity awards.

Pamela A. Long Assistant Director Office of Manufacturing and Construction	March 23, 2018 Page 4

Response 4

In response to the Staff’s comment, we have revised the disclosure in Note 3 and Note 4(k) to the Unaudited Pro Forma Combined Financial Statements in the Registration Statement. Please see pages 170, 171 and 175 of the Amendment.

Note 4 – Pro Forma Adjustments, page 172

(p) Provision for income taxes, page 176

Comment 5

Please provide an explanation for the recognition of $83 million tax benefit for adjustments that increase the pro forma loss before provision for income taxes and an explanation for the $785 million pro forma income tax expense on pro forma loss before provision for income taxes of $546 million.

Response 5

In response to the Staff’s comment, we have revised the disclosure in Note 4(p) to the Unaudited Pro Forma Combined Financial Statements in the Registration Statement. Please see pages 177 of the Amendment.

Material Tax Consequences of the Combination, page 196

Comment 6

We note your response to comments 42 and 43 of our letter dated February 21, 2018. It is possible that the combination will be tax-free, which would be material to investors and require that you file a tax opinion that meets the requirements of Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin 19. Please file a tax opinion as an exhibit to the filing or provide us your analysis detailing why you believe the tax consequences of the business combination are not material to an investor.

Response 6

As discussed during a telephone conversation with the Staff, and as previously explained in our response to the prior comment, the U.S. federal tax treatment of the Combination is uncertain, and the language in the “Material Tax Consequences of the Combination” section of the Registration Statement does not provide any representation or opinion as to the U.S. federal tax consequences of the Combination. As a result, we do not believe the guidance in Staff Legal Bulletin 19 related to the requirements for tax opinions is applicable to that language. We respectfully submit that no Exhibit 8 tax opinion is required to be filed with respect thereto. As previously discussed, in order to address the uncertainty of the tax treatment of the Combination, we have included risk factor disclosure with respect to the tax treatment of the Combination on page 30 of the Amendment.

Pamela A. Long Assistant Director Office of Manufacturing and Construction	March 23, 2018 Page 5

About the Exchange Offer

Until what time can the shares of CB&I Common Stock be withdrawn?, page ALT-6

Comment 7

Disclosure on page ALT-6 states that any CB&I shareholder may withdraw its tendered shares after the 40th business day following commencement of the Exchange Offer. Please ensure, upon the commencement of the Exchange Offer, that the referenced 40 business day period does not extend beyond 60 days from the date the Exchange Offer commenced or revise your disclosure to discuss the availability of the statutory withdrawal rights to conform to the standard codified under Section 14(d)(5) of the Exchange Act.

Response 7

In response to the Staff’s comment, we have amended disclosure on pages 156, ALT-6, ALT-10, and ALT-11 of the Amendment to change the applicable period to 60 days.

Summary

Selected Historical Consolidated Financial Information of McDermott, page ALT-28

Comment 8

With the exception of the requirement to provide net sales or gross revenue, please tell us how you concluded that your Results of Operations Data complies with the requirements of Item 1010(c)(1) of Regulation M-A and otherwise provided the information specified in Item 1-02(bb)(1)(ii) of Regulation S-X.

Response 8

In response to the Staff’s comment, we have amended the disclosure to revise the summarized financial information on pages 20 and ALT-28 of the Amendment to provide line item disclosures for (1) gross profit, (2) operating income (loss) before extraordinary items and cumulative effect of a change in accounting principle and (3) noncontrolling interests.

McDermott believes the other information required by Item 1010(c)(1) of Regulation M-A is presented on pages 20 and ALT-28 of the Amendment in Selected Historical Consolidated Financial Information of McDermott. Specifically, under “Results of Operations Data,” the Amendment presents, as required by Section 1-02(bb)(1)(ii) of Regulation S-X:

•	Revenues (McDermott’s presentation of gross revenues),

•	Gross profit,

Pamela A. Long Assistant Director Office of Manufacturing and Construction	March 23, 2018 Page 6

•	Income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle,

•	Net income (loss), and

•	Net income (loss) attributable to McDermott.

Additionally, under “Balance Sheet and Other Data,” the Amendment presents, as required by Section 1-02(bb)(1)(i) of Regulation S-X:

•	Total current assets,

•	Total non-current assets,

•	Total current liabilities,

•	Total non-current liabilities, and

•	Noncontrolling interests.

McDermott does not have any redeemable preferred stock outstanding as of the dates presented.

Please call Ted W. Paris or James H. Mayor at (713) 229-1838 or (713) 229-1749, respectively, if you have any questions regarding this submission.

MCDERMOTT INTERNATIONAL, INC.

By:	/s/ Stuart Spence
Stuart Spence
Executive Vice President and Chief Financial Officer

cc:	Tracey Houser, Staff Accountant

Terence O’Brien, Accounting Branch Chief

Nicholas Panos, Senior Special Counsel

Bryan Hough, Attorney-Advisor

Sergio Chinos, Staff Attorney

Securities and Exchange Commission

John M. Freeman

McDermott International, Inc.

Ted W. Paris

Baker Botts L.L.P.

James H. Mayor

Baker Botts L.L.P.

Mark Gordon

Wachtell, Lipton, Rosen & Katz

Jenna Levine

Wachtell, Lipton, Rosen & Katz

[Signature Page to Response Letter from

McDermott International, Inc.]